Filed by Journal Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Act of 1934

Subject Company: Journal Communications, Inc.

Commission File No.:  1-31805

Date: September 15, 2014

Communications

Shareholder letter

Hard copy printed and mailed on September 15

Dear Journal Communications Retiree,

Journal Communications and The E.W. Scripps Company have entered into an agreement to merge our broadcast operations and spin off our newspapers into separate publicly traded companies. Scripps will operate the combined broadcasting businesses, and a new public publishing company, Journal Media Group, will be created to operate the combined newspaper businesses.  The new newspaper company will be headquartered in Milwaukee.

We truly believe this transaction will create value for both companies’ shareholders and provide significant benefits to two focused businesses in the future.

Scripps will expand its broadcast footprint to 27 markets, notably in many active political regions, creating significant retransmission revenue upside and digital revenue potential across a larger TV and radio platform.

The new Journal Media Group, which will launch without debt or significant qualified pension plan obligations, will deliver compelling print and digital products in 14 markets.

Both of these separate, independent companies will have strong balance sheets that will allow them to build and invest in their businesses and create value for shareholders.  We’re very excited about the opportunities the transaction gives to each company and to Journal shareholders, who will receive 0.5176 Scripps (NYSE: SSP) class A common shares and 0.1950 shares of common stock of the new Journal Media Group for each JRN share they own.

Attached is a series of Q&A representing questions we expect you may have about the pension plan, retiree medical benefits, the shareholder vote, and more. We plan to continue to update you with additional information as it becomes available.

For current information regarding the transaction, please refer to Journal Communications’ filed materials at www.sec.gov, where you can click on “Company Filings” and enter the ticker symbol “JRN.”  These filings are also available at www.journalcommunications.com/investors.

We believe this transaction truly positions both companies for future success in print, broadcast and digital media, and we hope you’ll join us in sharing in the excitement of this milestone for our business and our shareholders.

Sincerely,

Steven J. Smith

Additional Information and Where to Find It

The proposed transactions involving Journal and Scripps will be submitted to the holders of class A and class B common stock of Journal and to the holders of Common Voting shares of Scripps for their consideration. In connection with the proposed transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Journal and Scripps will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Journal urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal upon request to Jason R. Graham, Senior Vice President - Finance and Chief Financial Officer, at 414-224-2440 or jgraham@jrn.com, or from Scripps Investor Relations, Carolyn Micheli, at carolyn.micheli@scripps.com or 513-977-3732.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Journal does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.

Retiree Questions and Answers

General Questions About the Transaction

1.              Can you describe the transaction?

Journal Communications (NYSE: JRN) and The E.W. Scripps Company (NYSE: SSP) have agreed to merge their respective broadcasting businesses under the Scripps banner and spin off their respective newspaper businesses to form a new public publishing company, Journal Media Group.

2.              Why are Scripps and Journal undertaking this transaction?

Journal Communications and Scripps see great shareholder, employee and market value in creating two attractive publishing and broadcasting enterprises that will be well positioned to innovate and compete in their industries.

•                  E.W. Scripps will own and operate the combined broadcasting businesses and remain headquartered in Cincinnati. It will become the fifth largest independent TV group in the country, with television and radio stations serving 26 broadcast markets and reaching ~18% of U.S. TV households.

•                  A new public company, Journal Media Group, will be created as a result of the combined newspaper operations. The company will own and operate daily newspapers in 14 markets.  The company will be headquartered in Milwaukee and will employ about 3,600 people.

•                  Both public companies will have strong balance sheets, well positioned for the future.

•                  The transaction is expected to result in substantial long-term value for shareholders of both companies.

3.              What will the new newspaper company be called? Where will it be located? How many employees will it have?

The new publishing company will be called Journal Media Group. It will remain headquartered in Milwaukee and will employ about 3,600 people.

The Milwaukee Journal Sentinel and Journal Communications’ community publishing brands, along with their affiliated digital products, will combine with 13 Scripps newspapers and affiliated community and digital products to form Journal Media Group. Please see the chart at the end of this document for a list of daily newspapers that will be a part of Journal Media Group after the closing.

4.              Will Scripps stay in Cincinnati? How many TV and radio stations will it operate?

Scripps will remain headquartered in Cincinnati, will retain The E.W. Scripps Company name, and will continue to be controlled by the Scripps family. The company will operate 34 TV stations, reaching ~18% of all U.S. households, and 35 radio stations. Scripps will employ about 4,000 people. Please see the chart at the end of this document for the full list of Scripps television and radio stations after the closing.

5.              What type of involvement will Scripps and Journal Media Group have in each other’s operations as a result of this transaction?

Other than providing some transition services to each other, Scripps and Journal Media Group will not be involved in the operation of the other organization after the close of the transaction. Both companies will be separate, independent, publicly traded companies.  Each company will have a separate Board of Directors, management structure and operations.

6.              Who will lead the new Journal Media Group and Scripps?

Timothy E. Stautberg, Scripps’ senior vice president of newspapers, will become the CEO of Journal Media Group.  Jason Graham, Senior Vice President of Finance and CFO of Journal Communications, will remain in that role with Journal Media Group. Steven J. Smith, current CEO of Journal Communications, will become non-executive Chairman of Journal Media Group. Rich Boehne will remain Chairman, President and CEO of Scripps.

7.              How will Journal Media Group be governed as a publicly traded company?

Journal Media Group will have an independent board of directors that will initially include Steve Smith, Journal Communications’ current Chairman and CEO, serving as non-executive chairman of the board, and Tim Stautberg, Scripps’ Senior Vice President of Newspapers, in his new role as CEO of Journal Media Group.  Additional board members will be recruited and announced as part of the transition process.

8.              What does the announcement mean for Journal’s publishing and broadcast brands?

Each of our brands will continue to operate as they do today, but as part of separate corporate entities that focus on their respective lines of business:  Broadcasting and Publishing.  This means that viewers, readers and listeners in their local markets will still be able to tune into and read all of the content available to them through their favorite local publications, TV channel and radio stations.

Benefits Questions

1.              What happens to Journal retiree medical coverage for current eligible retirees after the closing?

We expect that retiree medical benefits will be available through either Scripps or Journal Media Group:

•                  Journal Media Group intends to assume retiree medical benefits for all eligible newspaper publishing retirees.

•                  Scripps intends to assume retiree medical benefits for all eligible Journal Broadcast Group, Journal Communications corporate, NorthStar Print Group/Tempo, and Norlight Telecommunications Services retirees.

We will provide more detailed information to retirees as it is available. As we have done in the past, we also expect to host upcoming meetings regarding retiree medical coverage: We will meet with eligible Medicare Advantage (post-65) retirees in the fall of 2014 and with eligible early retirees in early 2015.

2.              If I have a Health Savings Account, what happens to the account and balance?

There will be no changes to your Health Savings Account (HSA) after the closing date.  You will continue to be able to maintain your HSA at UMB or you can move the balance of the account to another bank of your choosing.

3.              Will I see any changes to my 401(k) plan as a result of the transaction? For example, will the funds in my current Journal 401(k) plan transfer to a different plan?

Your 401(k) plan will transfer to Scripps as soon as administratively feasible after the closing of the transaction. We will provide more detailed information on the Scripps plan, its administrator and investment options at a later date.

4.              I am eligible for retiree life insurance — Does the transaction affect this?

Certain Journal Broadcasting retirees who retired prior to 1993 are eligible for retiree life insurance.  This coverage will be provided by Scripps after the closing date.

5.              How will the transaction affect my pension plan?

Scripps will assume responsibility for the pension benefit for all Journal employees and retirees who earned a pension benefit through Journal’s pension program, which was frozen in 2009. Scripps will administer the pension benefit for all Journal employees and retirees beginning on the closing date.

Participants will receive the pension benefit amount determined when the Journal pension plan was frozen, though Scripps will be responsible for the benefits.

6.              I understand Scripps plans to take over the pension obligations for Journal employees. But how do we know Scripps will live up to funding those obligations and ensuring retirees get their full benefits?

Scripps is required by federal law, the Employee Retirement Income Security Act (ERISA), to adequately fund the Journal Communications Pension Plan. ERISA also prevents Scripps from reducing or changing the promised pension benefits. Scripps’ leadership team has committed to providing the pension benefit to all Journal employees who qualify for those benefits, and at the same level of benefit that was determined when the Journal pension plan was frozen. Scripps has had a pension plan of their own for many years and is experienced in maintaining, funding and administering a pension plan.

As with Journal’s qualified pension plan today, the pension money at Scripps will be held in trust for the exclusive benefit of plan participants, meaning that the money held in the pension plan cannot be used at any time for any reason other than funding pension obligations to participants.

In addition, as with any qualified pension plan, pension benefits under the plan are insured by the Pension Benefit Guaranty Corporation (PBGC), a federal insurance agency.  While the Board of Directors of Scripps expects to continue the plan for an indefinite period of time, if the plan is terminated, Scripps will be obligated to fund all promised benefits. If Scripps cannot fund all promised benefits, the PBGC will step in to pay pension benefits. For more information, please see the Journal Pension Plan Summary Plan Description.

7.              What happens to my Supplemental Employee Retirement Plan (SERP) benefit?

Scripps’ and Journal’s leadership teams have committed to providing the SERP benefit to all Journal employees who qualify for those benefits, and at the same level of benefit that was determined when the plan was frozen.

•                  Scripps will assume SERP obligations for all eligible Journal Broadcast Group, Journal Communications corporate, NorthStar Print Group/Tempo, and Norlight Telecommunications Services employees and retirees.

•                  Journal Media Group will assume SERP obligations for all eligible newspaper publishing employees and retirees.

As with any non-qualified pension plan, SERP benefits would be paid from the general assets of each company.

Shareholder Questions

1.              I have Journal (JRN) stock. What happens to it once the transaction is complete?

Journal Communications (NYSE: JRN) shareholders will receive 0.5176 Scripps (NYSE: SSP) class A common shares and 0.1950 shares of common stock of the new Journal Media Group for each JRN share they own. After the closing, Journal Communications stock will no longer exist.

2.              Do I receive the new Scripps and Journal Media Group shares in addition to my current Journal Communications shares?

No. Your current Journal Communications shares will convert to shares of Journal Media Group and Scripps.  Journal Communications stock will no longer exist after the closing.

3.              Where will Journal Media Group’s stock be traded?

We do not yet know on which stock exchange the new Journal Media Group’s stock will be traded and are currently exploring our options.

4.              Can I buy or sell shares of JRN stock between now and the closing?

Yes, you can buy or sell shares of JRN stock as usual. To sell B shares, contact AST Equity Plan Solutions (the transfer agent of Journal’s stock program) at 866-709-7704, or visit www.journalcommunications.com/investors and see the “Conversion/Sales Instructions” and “Conversion/Sales Form” under “Class B Market Documents.”

Please note: Trading in JRN and/or Scripps (SSP) stock remains subject to “insider” trading restrictions and is prohibited if you are in possession of material non-public information.

5.              As a shareholder, do I get to vote to approve this transaction?

Yes. Journal Communications shareholders will play a critical role in this unique and historic transaction, which will not only preserve and build upon the strong journalistic legacy of Journal Communications, but is expected to unlock value for shareholders of both Journal and Scripps.

If you are a Journal shareholder, you will receive a mailing at a later date providing more information about the transaction and including the directions for voting. Voting will follow a similar process for voting on company matters in advance of the annual meetings of shareholders.

6.              When will the shareholders vote on this transaction?

We do not yet have specific timing for the shareholder vote.  We will keep all shareholders updated on the timing and process for voting through future mailings.

7.              Why should I vote in favor of this transaction?

The transaction is expected to unlock potential value for shareholders of both companies, forming two media businesses — one broadcasting and one publishing — that will be well positioned to innovate and compete in their industries.

8.              How much of each company will Journal Communications and Scripps shareholders own after the closing date?

Journal Communications (NYSE: JRN) shareholders will receive 0.5176 Scripps (NYSE: SSP) class A common shares and 0.1950 shares of common stock in the new Journal Media Group for each JRN share they own at closing.

Here is what shareholders can expect in terms of the ownership of each company:

	Ownership of E.W. Scripps broadcasting company	Ownership of Journal Media Group	One-time dividend
Current E.W. Scripps Shareholders	69%	59%	Scripps shareholders will receive a one-time $60 million cash dividend (approximately $1 per share)
Current Journal Communications Shareholders	31%	41%	N/A

9.              I’ve read that I will receive 0.5176 Scripps class A common shares and 0.1950 Journal Media Group common shares for every Journal Communications (JRN) share I own, but if I add 0.5176 and 0.1950, it doesn’t equal 1.  Am I losing shares?

We believe that both the expanded Scripps and the new Journal Media Group will be attractive to shareholders based on their scale, financial profile, and focused business strategies. The combination of the two new companies will be significantly larger than the current Journal Communications, so in effect, shareholders will be getting a smaller piece of a significantly larger “pie” in exchange for their piece of the current Journal Communications “pie.”

Journal Media Group and Scripps will have different capital structures, so JRN shareholders are encouraged to compare the value of their shares pre-announcement of the transaction (as a Journal Communications shareholder) and post-announcement and post-closing of the transaction — rather than the share count — to determine the overall value of their investment. It is the shares you hold in each company after the transaction closes, and the trading prices of Scripps and Journal Media Group stock over time, that will determine your total value.

One important transaction adjustment that also impacts the share count is the Journal Media Group reverse stock split (four to one) at closing.  Without the reverse stock split, Journal Media Group would have had four times as many shares.  The decision was made to optimize the number of shares in relation to the size of the company, and does not impact your ownership interest, the operations or the financial performance of Journal Media Group.

Please be assured that Journal, its board of directors, and their advisors have spent a considerable amount of time negotiating a transaction structure and share exchange that is expected to be beneficial for Journal Communications shareholders.

The following charts provide information on the broadcasting and publishing assets of Scripps and Journal Media Group following the close of the transaction.

E. W. Scripps Company Television Stations

Market	DMA	Affil.
Detroit, MI	11	ABC/MNTV
Phoenix, AZ	12	ABC
Tampa, FL	14	ABC
Denver, CO	17	ABC/AZT
Cleveland, OH	19	ABC
Indianapolis, IN	26	ABC
Baltimore, MD	27	ABC
San Diego, CA	28	ABC
Nashville, TN	29	CBS
Kansas City, KS-MO	31	NBC/IND
Milwaukee, WI	34	NBC
Cincinnati, OH	35	ABC
West Palm Beach, FL	38	NBC
Las Vegas, NV	42	ABC
Buffalo, NY	52	ABC
Tulsa, OK	60	NBC
Ft. Myers - Naples, FL	62	FOX
Green Bay - Appleton, WI	70	NBC/MNTV
Tucson, AZ	71	CBS/CW
Omaha, NE	74	CBS
Boise, ID	110	ABC/ABC/FOX
Lansing, MI	115	FOX
Bakersfield, CA	127	ABC/AZT
Twin Falls, ID	192	ABC

E. W. Scripps Company Radio Stations

Market	DMA	Station Profile
Milwaukee, WI	34	1 FM | 1 AM
Tulsa, OK	60	4 FM | 1 AM
Knoxville, TN	61	4 FM
Wichita, KS	67	5 FM | 1 AM
Tucson, AZ	71	3 FM | 1 AM
Omaha, NE	74	4 FM | 1 AM
Springfield, MO	75	4 FM | 1 AM
Boise, ID	110	4 FM

Journal Media Group Daily Newspapers

Market	DMA	Sunday Circ. (in thousands)
Milwaukee Journal Sentinel	Milwaukee, WI	319
The Commercial Appeal	Memphis, TN	124
Knoxville News Sentinel	Knoxville, TN	100
Treasure Coast Newspapers	Stuart, FL	84
Naples Daily News	Naples, FL	70
Ventura County Star	Camarillo, CA	64
Evansville Courier & Press	Evansville, IN	70
Corpus Christi Caller-Times	Corpus Christi, TX	51
Abilene Reporter-News	Abilene, TX	25
Anderson Independent-Mail	Anderson, SC	27
Times Record News	Wichita Falls, TX	22
Kitsap Sun	Bremerton, WA	21
Redding Record Searchlight	Redding, CA	21
San Angelo Standard-Times	San Angelo, TX	20
The Gleaner*	Henderson, KY	N/A

*The Gleaner and Evansville Courier & Press are typically considered part of a single market.

About this Communication

In addition, the benefit plans described in this communication are subject to the terms and conditions of the plans as may be amended and, where applicable, any underlying insurance policies. In the event of an inconsistency between the information contained in this communication and the actual provisions of the plans and policies, the plans and policies shall govern. It is the intention of the plans and policies to comply with all state and federal regulations applying to plans of this type. Where this newsletter or the plans and/or policies vary from applicable state and federal requirements, those requirements shall govern.

Generally, each employee of the employer who participates in a plan receives a Summary Plan Description. It contains information regarding eligibility requirements, termination provisions, a description of the benefits provided and other information. The information contained in this communication should be read in conjunction with the information in the Summary Plan Description. In the event of inconsistency between the information contained in the Summary Plan Description and either this communication or the plans and policies, the actual provisions of the plans and policies shall govern.

The plans’ contributions generally are shared by the employer and employee. The plans’ benefits and/or contributions may be modified or amended from time to time, or may be terminated, by the plan sponsor in its sole discretion. Any significant changes to the plans or termination of the plans will be communicated promptly to participants in the plans. The plans do not constitute a contract between the employer and any covered person nor should they be considered as an inducement or condition of the employment of any employee. Nothing in the plans will give any employee the right to be retained in the service of the employer. It is provided, however, that the foregoing will not modify the provisions of any collective bargaining agreement that may be made by the employer with the bargaining representative of employees.

The plans are not in lieu of and do not affect any requirement for coverage by workers’ compensation insurance.

The answers provided herein do not create a contract of any kind, express or implied, between the employer and any covered person nor should they be considered as an inducement or condition of the employment of any employee. Nothing herein will give any employee the right to be retained in the service of the employer.

Journal Communications, Scripps and Journal Media Group retain the right to amend any of their transaction agreements and update this information.

Additional Information and Where to Find It

The proposed transactions involving Journal and Scripps will be submitted to the holders of class A and class B common stock of Journal and to the holders of Common Voting shares of Scripps for their consideration. In connection with the proposed transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Journal and Scripps will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Journal urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal upon request to Jason R. Graham, Senior Vice President - Finance and Chief Financial Officer, at 414-224-2440 or jgraham@jrn.com, or from Scripps Investor Relations, Carolyn Micheli, at carolyn.micheli@scripps.com or 513-977-3732.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Journal does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.